Exhibit 99.1
Stellantis Posts Strong Growth and Sets New Records in Net Revenues, AOI(1) and
Net Profit in the First Half of 2023

•Net revenues of €98.4 billion, up 12% compared to H1 2022 primarily due to higher shipments
•Adjusted operating income(1) of €14.1 billion, up 11% compared to H1 2022(*), with strong 14.4% margin
•Net profit of €10.9 billion, up 37% compared to H1 2022
•Industrial free cash flows(2) of €8.7 billion, up €3.3 billion compared to H1 2022
•Record results enable continued strategic investments to drive a sustainable road to Carbon Net Zero transformation
•Global BEV and LEV sales up 24% y-o-y to 169 thousand units and up 28% y-o-y to 315 thousand units, respectively
•Stellantis ranked third in EU30 overall BEV sales; second in the U.S. market for LEV sales(3)
•The company repurchased €0.7 billion in shares in the first half of 2023, and expects to complete the announced €1.5 billion share buyback program before the end of 2023

(*) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income(1) effective January 1, 2023. Comparatives for H1 2022 have been adjusted accordingly. Refer to page 7 for additional information

“Our outstanding performance in the first half of this year supports our long-term sustainability and our ability to achieve the bold ambitions of our Dare Forward 2030 plan. It takes a united effort and open mindset across all our employees to embark on our no-compromise transformation journey while protecting the Company from external challenges. I want to express my gratitude to each and every employee and I am proud to say that the teams are delivering across multiple dimensions. We are well-positioned for the remainder of 2023 and beyond.”

Carlos Tavares, CEO

Jeep® Wrangler 4xe

(€ million)		H1 2023	H1 2022*	Change
FY 2023 GUIDANCE - CONFIRMED
Adjusted Operating Income Margin(1) Double-Digit
Industrial Free Cash Flows(2) Positive
€1.5 billion Share Buyback Program On-Track

2023 INDUSTRY OUTLOOK(4)*
North America +5% (unchanged)
Enlarged Europe +7% (from 5%)
Middle East & Africa +7% (from 5%)
South America +3% (unchanged)
India & Asia Pacific +5% (unchanged)
China +2% (unchanged)

*2023 Industry Outlook changed for EE and MEA compared to outlook provided on May 3 '23

I F R S	Net revenues	98,368	87,999	+12%
	Net profit/(loss)	10,918	7,960	+37%
	Cash flows from operating activities	13,393	9,843	+36%
N O N - G A A P	Adjusted operating income(1)	14,126	12,727	+11%
	Adjusted operating income margin(1)	14.4%	14.5%	(10)	bps
	Industrial free cash flows(2)	8,655	5,319	+63%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.
Refer to page 7 for an explanation of the items referenced on this page

AMSTERDAM, July 26, 2023 - Stellantis N.V. continues to deliver value across multiple dimensions, posting strong growth and setting new records in Net revenues, AOI and Net profit, while driving a transformative, cost-effective product pivot to electrified and software-defined vehicles across its 14 iconic brands. Despite the challenging business environment, Stellantis is successfully executing its Dare Forward 2030 commitments through the efficient and dedicated focus on three core tenants:
Care: As reported in the 2022 Corporate Social Responsibility Report, Stellantis is on track to meet its ambitious commitment to reach carbon net zero by 2038, with single-digit percentage compensation of the remaining emissions. Specifically, the 2022 global carbon footprint was reduced by 3.8% in intensity (tons of CO2-eq/veh) on the whole scope 1-2-3 per vehicle sold compared to 2021. The carbon reduction strategy includes the 'grEEn-campus' workplace transformation program that aims to create carbon neutral, collaborative workspaces starting with three historic sites: Poissy, France, Rüsselsheim, Germany, and Mirafiori, Italy. The Company also continues to build meaningful strategic partnerships to support its carbon net zero commitments, including the planned acquisition of a 33.3% stake in Symbio(5), a leader in zero-emission hydrogen mobility, and the commitment to establishing a joint venture with Galloo for end-of-life vehicle recycling.
Tech: The electrification of the Company’s product lineup continues to resonate with global BEV and LEV sales up 24% year-over year to around 169,000 units and up 28% year-over-year to around 315,000 units, respectively. Stellantis now ranks third in EU30 overall BEV sales and second in the U.S. market for LEV sales. Stellantis currently has 25 BEVs available today and another 23 launching through 2024. Marking the start of a new era of electrified products was the unveiling of STLA Medium, the first BEV-by-design global platform for vehicles in the C- and D- segments that delivers best-in-class range, energy efficiency, embedded power and charging power. In addition to inaugurating the ACC gigafactory in France, the Company recently announced plans to build a second StarPlus Energy gigafactory in the U.S. together with Samsung SDI. Stellantis Ventures made 11 key investments since its founding in March 2022, including in breakthrough lithium-sulfur EV battery technology from Lyten Inc. that does not use nickel, cobalt or manganese.
The Company is currently executing a multifaceted strategy to ensure supply security and drive innovation for critical components necessary for the transition to a sustainable mobility tech company. Announced in June 2023, SiliconAuto, the new joint venture with Foxconn, is dedicated to designing and selling a family of state-of-the-art automotive semiconductors starting in 2026.
Stellantis recently increased its strategic shareholding in Archer Aviation and construction is now well underway on the world’s first high-volume eVTOL aircraft manufacturing facility in Georgia, U.S.
Value: Stellantis announced a new, streamlined structure for financing and leasing services in Europe, simplifying and enhancing its multi-brand capacity with the new Stellantis Financial Services and Leasys organizations. The Company also boosted its activity in the U.S. with receivables at approximately €4 billion (U.S.$4 billion) as of June 30, 2023, and a €9 billion (U.S.$10 billion) target by end of 2024.
Stellantis is the commercial vehicle leader in EU30 and South America with 30.9% and 26.8% market share, respectively, and No. 1 in EU30 BEV sales. The all-new Ram ProMaster BEV, the first BEV van in North America from Stellantis, arrives later this year, complementing the industry-leading hydrogen fuel cell portfolio for the European market.
Stellantis launched Free2move Charge, a 360-degree ecosystem to seamlessly deliver charging and energy management for EV customers in North America and Europe. Free2move expanded its flexible mobility services and now has approximately 50% of the car sharing market in Europe, with more than 6 million customers in 19 cities across nine countries, and 16 million rides in 2022.
As of June 30, 2023, Stellantis executed €0.7 billion of the €1.5 billion share buyback program, repurchasing approximately 45 million share, and expects to complete the program before the end of 2023. Over €6 billion has been returned to shareholders and employees related to fiscal year 2022 in dividends and bonuses.
On July 26, 2023 at 2:00 p.m. CEST / 8:00 a.m. EDT, a live webcast and conference call will be held to present Stellantis' First Half 2023 Results. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on July 26, 2023.
Financial Calendar
Q3 2023 - Shipments and Revenues - October 31, 2023
About Stellantis
Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com
Contacts: communications@stellantis.com or investor.relations@stellantis.com
Refer to page 7 for an explanation of the items referenced on this page and market and industry information

SEGMENT PERFORMANCE*

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	H1 2023	H1 2022	Change		€ million, except as otherwise stated	H1 2023	H1 2022	Change
Shipments (000s)	1,023	959	+64		Shipments (000s)	1,478	1,362	+116
Net revenues	45,916	42,443	+3,473		Net revenues	34,861	31,319	+3,542
AOI	8,027	7,683	+344		AOI	3,725	3,230	+495
AOI margin	17.5%	18.1%	(60)	bps	AOI margin	10.7%	10.3%	+40	bps
•Shipments up 7%, mainly on higher volumes of Chrysler Pacifica, Dodge Charger & Durango, and Jeep Compass, offsetting lower Jeep Wrangler and Gladiator shipments
•Net revenues up 8%, primarily due to strong net pricing and higher volumes, partially offset by unfavorable mix
•Adjusted operating income up 4%, primarily due to higher net pricing, volume growth and favorable FX translation and transaction effects, partially offset by product mix and market mix

•Shipments up 9%, with increased shipments for Fiat Professional Ducato, Fiat 500, Alfa Romeo Tonale, Opel Astra & Corsa, and Jeep Avenger; growth in BEV deliveries led by Fiat New 500, Opel Mokka and Citroën Berlingo
•Net revenues up 11%, mainly due to higher shipment volumes, positive net pricing, and favorable vehicle mix, driven by new models, BEVs and PHEVs, partially offset by higher buyback commitments
•Adjusted operating income up 15%, primarily due to higher net pricing, favorable volume, partially offset by increased industrial costs due to supply chain costs and higher raw materials

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	H1 2023	H1 2022	Change		€ million, except as otherwise stated	H1 2023	H1 2022	Change
Combined shipments(6) (000s)	301	199	+102		Shipments (000s)	420	403	+17
Consolidated shipments(6) (000s)	208	138	+70		Net revenues	7,563	7,233	+330
Net revenues	4,698	3,039	+1,659		AOI	1,075	1,002	+73
AOI	1,218	529	+689		AOI margin	14.2%	13.9%	+30	bps
AOI margin	25.9%	17.4%	+850	bps
•Consolidated shipments up 51%, led by higher volumes of Citroën, Peugeot, Opel and Fiat brands, mainly the Citroën Berlingo, Peugeot 2008, Opel Corsa and Fiat Ducato
•Net revenues up 55%, primarily due to higher volumes, higher net pricing and improved vehicle mix, partially offset by negative FX translation effects, mainly driven by the Turkish lira
•Adjusted operating income up 130%, primarily due to higher net pricing and higher volumes, mainly in Turkey, as well as favorable product mix, partially offset by devaluation of the Turkish lira

•Shipments up 4%, with higher volumes of Citroën C3, Fiat Fastback, Fiat Argo and Peugeot 208, more than offsetting declines in shipments from Jeep and Ram vehicles
•Net revenues up 5%, mainly due to higher volume and higher net pricing, partially offset by negative FX translation effects, mainly Argentine Peso, as well as vehicle mix
•Adjusted operating income up 7%, mainly due to higher net pricing in Brazil, partially offset by unfavorable mix and higher industrial costs due to raw material inflation

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	H1 2023	H1 2022	Change		€ million, except as otherwise stated	H1 2023	H1 2022	Change
Combined shipments(6) (000s)	90	100	(10)		Shipments (000s)	15.3	10.2	+5.1
Consolidated shipments(6) (000s)	58	62	(4)		Net revenues	1,309	941	+368
Net revenues	1,986	2,152	(166)		AOI	121	62	+59
AOI	294	269	+25		AOI margin	9.2%	6.6%	+260	bps
AOI margin	14.8%	12.5%	+230	bps
•Improved results mainly driven by favorable net pricing and lower SG&A, partially offset by lower volumes and negative FX impacts					•Improved results mainly due to favorable volume from respective ramp-ups of all-new Grecale and GranTurismo and higher net pricing
(*) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for H1 2022 have been adjusted accordingly. Refer to page 7 for additional information
Refer to page 7 for an explanation of the items referenced on this page

Reconciliations
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

H1 2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		45,916	34,811	4,698	7,609	1,985	1,310	2,039	98,368
Net revenues from transactions with other segments		—	50	—	(46)	1	(1)	(4)	—
Net revenues		45,916	34,861	4,698	7,563	1,986	1,309	2,035	98,368
Net profit/(loss)									10,918
Tax expense/(benefit)									2,692
Net financial expenses/(income)									(69)
Operating income/(loss)(A)									13,541
Adjustments:
Restructuring and other costs, net of reversals(B)		314	252	—	14	—	—	14	594
Reorganization of financial services(C)		—	—	—	—	—	—	140	140
Impairment expense and supplier obligations(D)		(2)	—	—	—	16	—	—	14
Takata airbags recall campaign, net of recoveries		—	(84)	26	(1)	4	—	—	(55)
Other(E)		(80)	29	—	2	(15)	—	(44)	(108)
Total adjustments		232	197	26	15	5	—	110	585
Adjusted operating income(1)		8,027	3,725	1,218	1,075	294	121	(334)	14,126
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for H1 2022 have been adjusted accordingly. Refer to Note (1) on page 7 for additional information
(B) Primarily related to workforce reductions
(C) Net costs associated with the reorganization of our financial services activities in Europe
(D) Related to impairments, net of reversals
(E) Mainly related to gains on disposals of investments

Refer to page 7 for an explanation of the items referenced on this page

H1 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		42,442	31,275	3,039	7,233	2,150	943	917	87,999
Net revenues from transactions with other segments		1	44	—	—	2	(2)	(45)	—
Net revenues		42,443	31,319	3,039	7,233	2,152	941	872	87,999
Net profit/(loss)									7,960
Tax expense/(benefit)									1,985
Net financial expenses/(income)									431
Operating income/(loss) (A)									10,376
Adjustments:
Restructuring and other costs, net of reversals(B)		157	619	—	33	—	—	29	838
CAFE penalty rate(C)		660	—	—	—	—	—	—	660
Takata recall campaign(D)		—	538	22	2	—	—	—	562
Impairment of GAC-Stellantis JV(E)		—	—	—	—	297	—	—	297
Patents litigation(F)		93	40	—	1	—	—	—	134
Impairment expense and supplier obligations		18	4	—	45	—	—	—	67
Other(G)		(62)	(210)	—	—	(1)	—	66	(207)
Total adjustments		866	991	22	81	296	—	95	2,351
Adjusted operating income(A)(1)		7,683	3,230	529	1,002	269	62	(48)	12,727
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for H1 2022 have been adjusted accordingly. Refer to Note (1) on page 7 for additional information
(B) Primarily related to workforce reductions, mainly in Enlarged Europe, North America and South America
(C) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment
(D) Extension of Takata airbags recall campaign in Enlarged Europe, Middle East & Africa and South America
(E) Relates to the full impairment of our equity method investment and includes write off of balances relating to loan receivables, trade receivables and capitalized development expenditures
(F) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(G) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals
Cash flows from operating activities to Industrial free cash flows

(€ million)	H1 2023	H1 2022
Cash flows from operating activities	13,393	9,843
Less: Operating activities not attributable to industrial activities	(211)	129
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	4,196	4,388
Add: Proceeds from disposal of assets and other changes in investing activities	1,726	251
Less: Net proceeds related to the reorganization of financial services in Europe	1,464	—
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	1,058	293
Add: Defined benefit pension contributions, net of tax	43	35
Industrial free cash flows(2)	8,655	5,319
Refer to page 7 for an explanation of the items referenced on this page

Debt to Industrial net financial position

(€ million)	June 30, 2023	December 31, 2022
Debt	(29,467)	(27,153)
Current financial receivables from jointly-controlled financial services companies	985	321
Derivative financial assets/(liabilities), net and collateral deposits	14	52
Financial securities	3,940	3,527
Cash and cash equivalents	48,978	46,433
Industrial Net Financial Position Classified as Held for sale	—	54
Net financial position	24,450	23,234
Less: Net financial position of financial services	(5,347)	(2,471)
Industrial net financial position(7)	29,797	25,705
Refer to page 7 for an explanation of the items referenced on this page.

NOTES

(1) Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit). Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. The comparatives for H1 2022 have been adjusted accordingly.

(€ million)	H1 2022 As reported	Share of profit/(loss) of equity method investees	Adjustment: impairment of GAC-Stellantis JV	H1 2022 As adjusted
Operating income	10,320	56	—	10,376
Adjusted operating income	12,374	56	297	12,727
Adjusted operating income margin	14.1%	—	—	14.5%

H1 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER	STELLANTIS
Adjusted operating income, as reported		7,683	3,267	472	1,002	289	62	(401)	12,374
Share of profit/(loss) of equity method investees		—	(37)	57	—	(317)	—	353	56
Adjustment: impairment of GAC-Stellantis JV		—	—	—	—	297	—	—	297
Adjusted operating income, as adjusted		7,683	3,230	529	1,002	269	62	(48)	12,727
This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(2) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(3) Per S&P Global May ‘23 year to date vehicle registrations (most current data available); PC + light duty trucks
(4) Source: China State Information Center (CIS), S&P Global, Ward’s Automotive and Company estimates
(5) Closing of transaction is expected to occur in H2 2023 and is subject to customary closing conditions, including regulatory approvals
(6) Combined shipments include shipments by Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by Company's consolidated subsidiaries.
(7) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria;
•South America excludes Cuba;

•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.

Commercial Vehicles include vans, light and heavy-duty trucks and passenger vehicles registered or converted for commercial use.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami and Opel Rocks-e; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2023 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to realize the anticipated benefits of the merger; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the continued impact of unfilled semiconductor orders; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of government economic incentives available to support the adoption of battery electric vehicles; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.